UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MAGNA ENTERTAINMENT CORP.
(Name of Issuer)

CLASS A SUBORDINATE VOTING STOCK
(Title of Class of Securities)

559211 10 7
(CUSIP Number)

John Gunning
Magna International Inc.
337 Magna Drive
Aurora, Ontario L4G 7K1
(905) 726-7278
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to:
Kenneth G. Alberstadt
111 Broadway, 18th Floor
New York, New York 10006
(212) 404-7566

March 21, 2000
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of subsection 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See subsection 240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 559211 10 7
1. Names of Reporting Persons FRANK STRONACH
 I.R.S. Identification Nos. of above persons (entities only)

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]

(b) [X]

3. SEC Use Only

4. Source of Funds (See Instructions) OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization Austria
Number of Shares Beneficially Owned by Each Reporting Person with	7. Sole Voting Power 64,494,070 8. Shared Voting Power 3,682,515 9. Sole Dispositive Power 64 494,070 10.Shared Dispositive 3,682,515

11. Aggregate Amount Beneficially Owned by Each Reporting Person 68,176,585

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11) 63.04%

14. Type of Reporting Person (See Instructions) IN

CUSIP No. 559211 10 7

1. Names of Reporting Persons BERGENIE ANSTALT
 I.R.S. Identification Nos. of above persons (entities only)

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]

(b) [X]

3. SEC Use Only

4. Source of Funds (See Instructions) OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization Liechtenstein
Number of Shares Beneficially Owned by Each Reporting Person with	7. Sole Voting Power 64,494,070 8. Shared Voting Power 3,682,515 9. Sole Dispositive Power 64 494,070 10.Shared Dispositive 3,682,515

11. Aggregate Amount Beneficially Owned by Each Reporting Person 68,176,585

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11) 63.04%

14. Type of Reporting Person (See Instructions) OO

ITEM 1. SECURITY AND ISSUER.

This statement relates to shares of the Class A Subordinate Voting Stock, par value $.01 per share ("MECA Shares"), of Magna Entertainment Corp. (the "Company"). The principal executive offices of the Company are located at 337 Magna Drive, Aurora, Ontario, Canada, L4G 7K1.

ITEM 2. IDENTITY AND BACKGROUND.

(a) This Schedule 13D is being filed by each of the following persons:

(i) Frank Stronach, an individual; and

(ii) Bergenie Anstalt ("Bergenie"), a Liechtenstein anstalt.

(b) The principal business address of Frank Stronach is Badener Strasse 12, Oberwaltersdorf, Austria 2522. The principal address of Bergenie is Praesidial Anstalt, Postfach 583, Aeulestrasse 38, FL-9490 Vaduz, Liechtenstein.

(c) Frank Stronach is the Chairman of the Board of Directors of the Company and the Chairman of the Board of Directors of Magna International Inc. ("Magna"). The Company operates thoroughbred and standardbred racetracks; supplies, via simulcasting, live racing content to the inter-track, off-track and account wagering markets; and owns and operates a television network focused exclusively on horse racing. Magna designs, develops and manufactures automotive systems, assemblies, modules and components and engineers and assembles complete vehicles.

Bergenie is an estate planning vehicle for the Stronach family. Bergenie owns all the outstanding shares of Fair Enterprise Limited ("Fair Enterprise"), which acquires, holds and votes securities of the Company.

Set forth on Schedule A to this statement is the name, business address and present principal occupation or employment for each director and executive officer of Bergenie pursuant to Item 2(a), (b) and (c), which schedule is incorporated herein by reference.

(d)-(e) During the last five years, neither Frank Stronach, Bergenie nor, to Bergenie's knowledge, any person named on Schedule A has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Frank Stronach is a citizen of Austria.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

1,000,000 MECA Shares (the "Option Shares") are subject to a currently outstanding and immediately exercisable option (the "Option") held by Frank Stronach that was issued to him by the Company in partial consideration for his services as Chairman. The option was issued to Mr. Stronach on July 14, 2000.

3,682,515 MECA Shares (the "Purchased Shares") were purchased in the open market during the period March 14, 2000 through March 27, 2003 by Fair Enterprise. The aggregate purchase price of $16,107,473 for the Purchased Shares was paid by Fair Enterprise with internally available funds.

On March 10, 2000, Magna effected a distribution (the "Distribution") of approximately 20% of the equity of the Company, in the form of (i) MECA Shares and (ii) shares of MEC Holdings (Canada) Inc., a Canadian subsidiary of the Company, exchangeable for MECA Shares (the "Exchangeco Shares"), to holders of the Class A Subordinate Voting Shares, without par value ("Magna Class A Shares"), of Magna and the Class B Shares, without par value ("Magna Class B Shares"), of Magna. The Distribution and the subsequent issuance of MECA Shares in exchange for the Exchangeco Shares issued in the Distribution (the "Share Exchanges") were made pursuant to an effective registration statement under the Securities Act of 1933, as amended. Approximately 63,494,070 MECA Shares (including approximately 58,466,056 MECA Shares issuable upon the conversion of shares of the Company's Class B Stock, par value $.01 per share ("MECB Shares")) that are the subject of this statement were either held by the parties holding them prior to the Distribution or acquired by such parties pursuant to the Distribution and the Share Exchanges.

ITEM 4. PURPOSE OF TRANSACTION.

The Purchased Shares were purchased for investment. The acquisition of the Purchased Shares did not materially affect the ability of any of the reporting persons to effect any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (other than subparagraph (a) with respect to the Purchased Shares).

Frank Stronach (in his capacity as Chairman of the Board of the Company or otherwise) and/or Bergenie may, from time to time, communicate with the Company's management, directors, shareholders and other interested parties regarding matters of mutual interest, including strategies designed to increase the value of the MECA Shares. The reporting persons may from time to time acquire or dispose of additional MECA Shares in the open market, in privately negotiated transactions or otherwise.

Except as indicated in this Schedule 13D, the reporting persons currently have no plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)(i)(A)  Frank Stronach is the beneficial owner of 1,000,000 MECA Shares constituting the Option Shares.

(B)  Frank Stronach acts as one of four trustees of the Stronach Trust, a family trust which owns all the outstanding shares of 445327 Ontario Limited ("445327"). The remaining trustees of the Stronach Trust are members of Mr. Stronach's family.

445327 is a corporation which owns 728,629 Magna Class B Shares, such shares representing approximately 58% of the total votes carried by the total outstanding Magna Class A Shares and Magna Class B Shares. Magna (including (i) 1305272 Ontario Limited ("1305272") and 1346457 Ontario Limited ("1346457"), wholly owned subsidiaries of Magna, and (ii) 865714 Ontario Inc. ("865714"), an entity holding MECA Shares acquired pursuant to the Distribution and the Share Exchanges, with respect to which shares Magna exercises dispositive power pursuant to a unanimous shareholder agreement) is or may be deemed to be the beneficial owner of 62,846,732 MECA Shares assuming the conversion of the 58,466,056 MECB Shares that are or may be deemed to beneficially owned by Magna. Frank Stronach disclaims beneficial ownership of any MECA Shares that are or may be deemed to be beneficially owned by the Stronach Trust, 445327, Magna, 1305272, 1346457 or 865714.

(C)  Frank Stronach and Belinda Stronach, who is the President and Chief Executive Officer of Magna and an immediate family member of Mr. Stronach, act as two of the three trustees of the Employees Deferred Profit Sharing Plan (US) (the "US DPSP") , which holds 206,428 MECA Shares. Frank Stronach disclaims beneficial ownership of the MECA Shares held by the US DPSP.

(D)  The Canada Trust Company is the trustee of the Magna Deferred Profit Sharing Plan (Canada) (the "Canadian DPSP") , which holds 440,910 MECA Shares. The Canada Trust Company has the power to vote the MECA Shares held by the Canadian DPSP. However, as Chairman of Magna, Frank Stronach has the right to direct The Canada Trust Company with respect to the voting and disposition of the MECA Shares held by the Canadian DPSP.

(E)  Frank Stronach and Bergenie may be deemed to constitute a group with respect to the acquisition, holding, voting and disposition of the 3,682,515 MECA Shares beneficially owned by Fair Enterprise. As a consequence, Frank Stronach may be deemed to be the beneficial owner of the MECA Shares beneficially owned by Fair Enterprise and Bergenie may be deemed to be the beneficial owner of all MECA Shares that are or may be deemed to be beneficially owned by Frank Stronach. Each of Frank Stronach and Bergenie disclaims beneficial ownership of all MECA Shares the beneficial ownership of which is attributed to him or it on the basis of the existence of such a group.

(ii)(a) Assuming the beneficial ownership of all MECA Shares as to which beneficial ownership is disclaimed herein, each of Frank Stronach and Bergenie is the beneficial owner of 68,176,585 MECA Shares, representing 63.04% of the outstanding MECA Shares, assuming the conversion of the MECB Shares that are or may be deemed to be beneficially owned by Magna and the exercise of the Option.

(b)  Frank Stronach and Bergenie may be deemed to share voting and dispositive power with respect to the MECA Shares beneficially owned by Fair Enterprise. Frank Stronach may be deemed to have sole voting and dispositive power with respect to all other MECA Shares that are or may be deemed to be beneficially owned by him.

(c)  During the sixty days preceding the filing of this statement, neither of the reporting persons acquired any securities of the Company.

(d)-(e)  Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

MECA Shares beneficially owned by Bergenie have in the past been acquired and/or voted at the direction of Frank Stronach. Frank Stronach and Bergenie are not parties to any written agreement relating to the direction of such matters by Mr. Stronach.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A Copy of an agreement among the reporting persons to file this Schedule 13D on behalf of each of them.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated as of June 16 , 2003

/s/Frank Stronach
Frank Stronach

BERGENIE ANSTALT

By /s/Dr. Christof Ebersberg
Name: Dr. Christof Ebersberg
Title: Director

By /s/Juerg Keller
Name: Mr. Juerg Keller
Title: Director

EXHIBIT A

AGREEMENT

JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of Magna Entertainment Corp. and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.

Dated as of June 16 , 2003

/s/Frank Stronach
Frank Stronach

BERGENIE ANSTALT

By /s/Dr. Christof Ebersberg
Name: Dr. Christof Ebersberg
Title: Director

By /s/Juerg Keller
Name: Mr. Juerg Keller
Title: Director

SCHEDULE A

BERGENIE ANSTALT
Name and Business Address	Present Principal Occupation	Citizenship

Praesidial Management Anstalt Postfach 583 Aeulestrasse 38 FL-9490 Vaduz Liechtenstein	Professional Manager	N/A

Dr. Christof Ebersberg Schlattstrasse 441 Ruggell Liechtenstein	Director, Praesidial Anstalt	Austria

Juerg Keller Alvierweg 19 9490 Vaduz Liechtenstein	Director, Praesidial Anstalt	Switzerland